Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of Post Apartment Homes, L.P. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to the changes in the method of accounting for and disclosure of discontinued operations for the year ended December 31, 2014 due to the adoption of Accounting Standards Update 2014-08) and the effectiveness of Post Apartment Homes, L.P.‘s internal control over financial reporting dated February 26, 2016, appearing in the Current Report on Form 8-K/A filed on December 8, 2016 by Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

December 8, 2016